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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 5)*





                              RADICA GAMES LIMITED
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                                (Name of Issuer)





                                  COMMON STOCK
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                         (Title of Class of Securities)





                                   G73-42H107
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                                 (CUSIP Number)





    TIMOTHY R. BUSCH, c/o THE BUSCH FIRM, 2532 DUPONT DRIVE, IRVINE, CA 92612
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

 ................................................................................


                                  JUNE 18, 2001

             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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(1)  Names of Reporting Persons

     Timothy R. Busch - SS No. ###-##-####
     Lenawee Trust, A Trust - I.D. No. 33-6135657
     Rad Partners 1999, LLC - I.D. No. 86-0845225
     Gar Ken Enterprises, Inc. - I.D. No. 88-0380045
     Timothy R. Busch 1998 Charitable Remainder Trust- I.D. No. 33-6232438 Stephan L. Busch 1998 Charitable Remainder Trust- I.D. No. 33-6232440
     Rad Partners 2001, LLC - I.D. No. Applied For
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(2)  Check the Appropriate Box if a Member of a Group                   (a)  [X]
                                                                        (b)  [ ]
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(3)  SEC Use Only

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(4)  Source of Funds

     PF and WC
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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(6)  Citizenship or Place of Organization

     Timothy R. Busch is an individual residing within and a citizen of the United States.
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(7)  Sole Voting Power

     Timothy R. Busch - 0 Shares
     Lenawee Trust, A Trust - 210,582 Shares
     Rad Partners 1999, LLC - 770,794 Shares
     Gar Ken Enterprises, Inc. - 50,000 Shares
     Timothy R. Busch 1998 Charitable Remainder Trust- 37,500 Shares Stephan L. Busch 1998 Charitable Remainder Trust- 37,500 Shares
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(8)  Shared Voting Power

     Rad Partners 2001, LLC - 610,526 Shares
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(9)  Sole Dispositive Power

     Timothy R. Busch - 0 Shares
     Lenawee Trust, A Trust - 210,582 Shares
     Rad Partners 1999, LLC - 770,794 Shares
     Gar Ken Enterprises, Inc. - 50,000 Shares
     Timothy R. Busch 1998 Charitable Remainder Trust- 37,500 Shares
     Stephan L. Busch 1998 Charitable Remainder Trust- 37,500 Shares
--------------------------------------------------------------------------------
(10) Shared Dispositive Power

     Rad Partners 2001, LLC - 610,526 Shares
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     Timothy R. Busch - 0 Shares
     Lenawee Trust, A Trust - 210,582 Shares
     Rad Partners 1999, LLC - 770,974 Shares
     Gar Ken Enterprises, Inc. - 50,000 Shares
     Timothy R. Busch 1998 Charitable Remainder Trust- 37,500 Shares Stephan L. Busch 1998 Charitable Remainder Trust- 37,500 Shares Rad Partners 2001, LLC - 610,526 Shares

     Total Shares Owned - 1,717,002
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

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(13) Percent of Class Represented by Amount in Row (11)

     Timothy R. Busch - 0%
     Lenawee Trust, A Trust - 1.2%
     Rad Partners 1999, LLC - 4.4%
     Gar Ken Enterprises, Inc. - 0.3%
     Timothy R. Busch 1998 Charitable Remainder Trust- 0.2%
     Stephan L. Busch 1998 Charitable Remainder Trust- 0.2%
     Rad Partners 2001, LLC - 3.4%

     Total Shares Owned - 9.8%
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(14) Type of Reporting Person

     Timothy R. Busch - IN
     Lenawee Trust, A Trust - CO
     Rad Partners 1999, LLC - CO
     Gar Ken Enterprises, Inc. - CO
     Timothy R. Busch 1998 Charitable Remainder Trust- CO
     Stephan L. Busch 1998 Charitable Remainder Trust- CO
     Rad Partners 2001, LLC - CO

 ................................................................................


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                         AMENDMENT NO. 5 TO SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

        This Statement, as Amendment No. 5 ("Amendment No. 5") to a previously filed Schedule 13D, relates to shares of Common Stock ("Shares") of Radica Games Limited. a Bermuda corporation ("Radica") whose executive offices are located at Suite R, 6/Fl. 2-12 Au Pui Wan St., Fo Tan Hong Kong. Shares of Radica are traded on the NASDAQ Exchange under the trading symbol of RADA.

ITEM 2. IDENTITY AND BACKGROUND

        This Amendment No. 5 is filed as an amendment to an originally filed
Schedule 13D on January 11, 1997 ("Schedule 13D"), which Schedule 13D has been further amended by Amendment No. 1, filed in December, 1997 ("Amendment No. 1") and Amendment No. 2 filed in September, 1998 (Amendment No. 2). As noted in Amendment No. 2, that filing represented a "final" Amendment to Schedule 13D since at that time Mr. Busch and all related entities as filing persons had substantially less then five percent (5%) of the issued and outstanding shares of Radica. However, on or about 9th day of September, 1999, an additional entity, RAD Partners 1999 LLC, ("RAD 99") an entity controlled by Mr. Busch, did acquire substantial additional shares of Radica and therefore, those acquisitions and holdings, when added to other holdings by entities controlled by Mr. Busch, resulted in all of said controlled entities holding in excess of five percent (5%) of the issued and outstanding shares of Radica. Such event therefore necessitated Amendment No. 3 and the reactivation of the Schedule 13D hereto filed by Mr. Busch and related entities.

        Amendment No. 5 relates to the sale of 200,000 shares of Radica by RAD 99 and the formation of Rad Partners 2001, LLC. ("Rad 2001"). RAD 99 then contributed 410,526 shares to Rad 2001.

        As noted in Schedule 13D and Amendment No. 1 heretofore filed, Lenawee Trust was formed by a declaration of Trust dated December 30, 1992 ("Lenawee"), as to which the primary beneficiary is Mr. Timothy R. Busch, a reporting person hereunder ("Mr. Busch"). Mr. David L. Keligian and Mr. Gregory A. Busch are currently the Trustees of Lenawee, and both Trustees maintain their offices at 2532 Dupont Drive, Irvine, California 92612.

        As indicated previously within the filed Schedule 13D and the amendments thereto, Mr. Timothy R. Busch is an attorney, licensed in California and in other states, and maintains his offices at 9505 Hillwood Drive, Suite 100, Las Vegas, Nevada 89134 and 2532 Dupont Drive, Irvine, California 92612. Mr. Busch owns no Radica Shares of record. It is acknowledged, however, that Mr. Busch is deemed to control or act as a beneficiary of each of the entities designated herein, or, in the case of the Stephan Lynn Busch 1998 Charitable Remainder Trust, the income beneficiary of that Trust is the spouse of Mr. Busch (Stephan Lynn Busch).

        Gar Ken Enterprises, Inc. ("Gar Ken") is a Nevada Corporation maintaining its principal offices at 9505 Hillwood Drive, Suite 100, Las Vegas, Nevada. Mr. David B. Hehn holds the offices of President, Secretary and Treasurer of said entity, and also maintains his offices 9505 Hillwood Drive, Suite 100, Las Vegas, Nevada. The directors of said entity are Mr. Timothy R. Busch and Mr. David B. Hehn and the sole shareholder of Gar Ken is Lenawee.

        The Timothy R. Busch 1998 Charitable Remainder Trust dated November 23, 1998 ("TRB Charitable Unitrust") was established by Mr. Timothy R. Busch as Trustor and Mr. Busch is the income beneficiary of said Trust. The Trustee of said TRB Charitable Unitrust is Mr. Ricardo G. Brutocoa. Mr. Brutocoa maintains his office at c/o The Busch Firm, 2532 Dupont Drive, Irvine, California 92612.


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        As a reporting entity designated herein, RAD 99 currently holds of record and beneficially 770,974 Shares of Radica, which is the total amount of Shares after the transactions as disclosed in Item 3 herein below.

        Rad 99 is a member in Rad 2001. Rad 99 is the manager of Rad 2001. Rad 99 shares voting and disposition power over the 610,526 shares owned by Rad 2001. Neither member of Rad 2001 can vote or dispose of the shares without the consent of all the members. However, each member has withdrawal rights as to the shares contributed by each member.

        Lenawee currently holds 210,582 shares of Radica, substantially all of which Shares were acquired in transactions as disclosed in the previously filed
Schedule 13D and amendments thereto.

        Gar Ken currently holds 50,000 shares. The sole shareholder of Gar Ken is Lenawee and, by reason of such ownership, Lenawee is considered as the controlling person and the ultimate beneficiary of all ownership rights of Gar Ken held in the Shares.

        Both the TRB Charitable Unitrust and SLB Charitable Unitrust hold 37,500 shares, each (for a total combined holding of both said entities of 75,000 Shares).

        In addition to the foregoing entities, it is to be noted, as was disclosed in Amendment 2, the 92653 Trust does hold Shares. The 92653 Trust was established pursuant to a Declaration of Trust dated December 21, 1995, under which Gregory A. Busch is currently acting as Trustee and the beneficiaries thereof are the children of Timothy R. Busch, to wit: Garrett Stephan Busch and MacKenzie Lynn Busch. Since the 92653 Trust is an irrevocable trust and is not deemed to be controlled by or under the control of either Timothy R. Busch or his spouse, and, as was disclosed in the prior Schedule 13D filing and amendments thereto, said entity is not included or considered as portion of the TRB Group (defined below), or as a filing person herein, and the Shares held by said entity, consisting of 25,000 Shares, are not included within the calculation of Shares under this Amendment No. 3.

        All Shares, therefore, held by reporting persons hereunder consists of 1,717,082 Shares, which Shares represent 9.8% percentage of the issued and outstanding Shares, as is further reported and reflected in item 5 hereinbelow (it is to be noted that those shares held by the 92653 Trust are not included within said total).

        It is acknowledged that each of the reporting entities herein, to wit:
Lenawee, RAD 99, RAD 2001, Gar Ken, TRB Charitable Unitrust and the SLB Charitable Unitrust are entities or organizations ultimately controlled by Mr. Timothy R. Busch and are, therefore, deemed and acknowledged to be entities which are members of a "group". For purposes of this Schedule 13D, each of those entities shall collectively be referred to as the "TRB Group." Mr. Busch, although he owns no Radica Shares, is deemed to control each of the reporting entities herein.

        Over the past five (5) years, none of the filing persons or any of the reporting entities identified hereinabove nor any Trustee of a Trust or a member or manager of any limited liability company identified herein nor any officer or director of any reporting corporation identified herein has been (1) convicted in a criminal proceeding or (2) been a party to a civil proceeding of judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of or prohibitions or mandating activities subject to federal or securities laws or finding any violation with respect to such laws.

        Despite the acknowledgement of existence of a "Group" between each of those entities within the TRB Group, except as described above, there exists no agreement or understandings, either in writing or orally, between any of the reporting entities and/or Mr. Busch concerning the Shares nor the holding, voting or acquisition of disposition of any Shares of Radica.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The transaction giving rise to the 13D by the filing of this Amendment No. 5 involves the deposition of a total of 200,000 Shares of Radica by Rad 99 upon the close of a private sale transaction completed on the 18 day of June. In addition, Rad 99 has formed a new LLC, Rad 2001 and contributed 410,526 shares to Rad 2001.

        On June 18, 2001, Rad 99 sold 200,000 shares of Radica to an unrelated party in a private transaction.


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

        Rad 99 then contributed 410,526 shares of Radica to Rad 2001. In addition, the purchaser of the 200,000 shares noted above, then contributed the 200,000 shares of Radica to Rad 2001. There is also an economic arrangement where the membership interests in Rad 2001 will vary over time. Since Rad 1999 is the manager of Rad 2001 and since Rad 99 is ultimately controlled by Timothy
R. Busch, Rad 2001 would be part of the TRB Group.

        Each of the reporting persons herein has purchased or held Shares of Radica for investment purposes only and no agreement, formal or informal, written or oral has been entered into by and between the filing persons in connection with the formation of any group or any group action. No Shares have been acquired by Lenawee, RAD 99, Rad 2001 or any other filing entity identified herein as members of the TRB Group, for any purpose other then investment purposes. All transactions involving the Shares which represent any acquisitions or dispositions which have occurred within the last sixty (60) days are reported in Item 5 hereinbelow.

ITEM 4. PURPOSE OF TRANSACTION

        Each of the filing persons retains the election and right of making further acquisitions and/or dispositions of Radica stock from one or more sellers or buyers, either through open market or negotiated private transactions, or disposing of all or any portion of the filing persons' Shares held in Radica stock, to one or more purchasers, either through open market or in private negotiated transactions.

        None of the filing persons has any present plans or proposals which may relate to or result in:

        A. The acquisition or disposition by any person of any additional securities of the issuer or the disposition of securities of the issuer.

        B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

        C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

        D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board (excepting as to voting of Shares for the retention of directors, seating directors and/or making recommendations for the seating of new directors in the manner in which any of the filing persons believes best serves their personal investment interests).

        E. Any material change in the present capitalization or dividend policy of the issuer.

        F. Any material change in the issuer's business or corporate structure.

        G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

        H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        J. Any action similar to any of those enumerated above.

        Although no member of the filing persons has any present plans in connection with any of the foregoing, none of the foregoing actions by any of the filing persons, or any member thereof, can be ruled out in the future for either the short or the long-term.


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

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        The interest in Shares and securities of Radica held by each of the reporting persons is as follows:

        A. Mr. Busch owns of record no Shares of Radica (although, as is acknowledged, the Shares held by the other entities identified herein as members of the TRB Group are deemed either under the control of Mr. Busch or held for his benefit or the benefit of his spouse).

        B. Lenawee is currently the beneficial and record owner of 210,582 Shares, which represents approximately 1.2% of the issued and outstanding Shares of Radica. The percentage of Lenawee's Shares and the percentage of Shares owned by all reporting persons herein are based upon a total of 17,564,297 outstanding Shares as disclosed in Radica's most recent report as filed with the Securities and Exchange Commission. Lenawee has engaged in no transactions concerning Shares within the last sixty (60) days.

        C. RAD 99 is currently the beneficial record owner of 770,974 Shares which represents approximately 4.4% percent of the issued and outstanding Shares of Radica. The deposition of 200,000 shares on June 18, 2001 is cause for this Amendment. The Member of RAD 99 is Lenawee, and the Manager of said entity is Timothy R. Busch. Said entity, therefore, is deemed effectively controlled by Mr. Busch and is included as the member of the TRB Group. RAD 99 maintains its principal office at 9505 Hillwood Drive, Suite 100, Las Vegas, Nevada.

        D. TRB Charitable Unitrust holds of record of 37,500 Shares, representing 0.2% percent of the issued and outstanding shares of Radica. All acquisitions and transactions involving Radica Shares concerning the holdings of the TRB Charitable Unitrust were prior to the year 2001.

        E. SLB Charitable Unitrust holds of record of 37,500 Shares representing 0.2% percent of the issued and outstanding shares of Radica. All acquisitions and transactions involving Radica Shares concerning the holdings of SLB Charitable Unitrust were prior to the year 2001.

        F. Gar Ken Enterprises, Inc. holds a record 50,000 shares, representing 0.3% of the issued and outstanding shares of Radica. All acquisitions and transactions of Radica Shares concerning the holdings of Gar Ken Enterprises were prior to the year 2001.

        G. Rad 2001 is currently the beneficial record owner of 610,526 Shares which represents approximately 3.4% of the issued and outstanding Shares of Radica. Rad 99 is a member and manager of Rad 2001, and the manager of Rad 99 is Timothy R. Busch. Therefore, Rad 2001 is being effectively controlled by Mr. Busch and is included as a member of the TRB Group.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        No contracts, agreements, understandings or relationships exist with respect to securities of Radica between any of the entities or persons disclosed herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Not applicable - no Exhibits are being filed.


                       [SIGNATURES COMMENCE ON NEXT PAGE]


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        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Date: June 18, 2001                               /s/ TIMOTHY R. BUSCH
                                                  ------------------------------
                                                  TIMOTHY R. BUSCH

                                                  TIMOTHY R. BUSCH CHARITABLE
                                                  REMAINDER UNITRUST DATED
                                                  NOVEMBER 23, 1998


                                                  By: /s/ RICARDO BRUTOCOA
                                                      --------------------------
                                                          RICARDO BRUTOCOA,
                                                          Trustee

                                                  STEPHAN LYNN BUSCH CHARITABLE
                                                  REMAINDER UNITRUST DATED
                                                  NOVEMBER 23, 1998


                                                  By: /s/ RICARDO BRUTOCOA
                                                      --------------------------
                                                          RICARDO BRUTOCOA,
                                                          Trustee

                                                  LENAWEE TRUST, UNDER
                                                  DECLARATION OF TRUST DATED
                                                  DECEMBER 30, 1992


                                                  By: /s/ GREGORY A. BUSCH
                                                      --------------------------
                                                          GREGORY A. BUSCH,
                                                          Trustee


                                                  By: /s/ DAVID L. KELIGIAN
                                                      --------------------------
                                                          DAVID L. KELIGIAN,
                                                          Trustee

                                                  GAR KEN ENTERPRISES, INC.


                                                  By: /s/ DAVID B. HEHN
                                                      --------------------------
                                                          DAVID B. HEHN

                                                  RAD PARTNERS 1999 LLC


                                                  By: /s/ TIMOTHY R. BUSCH
                                                      --------------------------
                                                          TIMOTHY R. BUSCH,
                                                          Manager

                                                  RAD PARTNERS 2001, LLC,
                                                  By: RAD Partners 1999 LLC
                                                  Its: Manager


                                                  By: /s/ TIMOTHY R. BUSCH
                                                      --------------------------
                                                          Timothy R. Busch
                                                  Its:    Manager


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